SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CENTERPULSE LTD.

(Name of Subject Company)

CENTERPULSE LTD.

(Name of Person Filing Statement)

REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES

REPRESENTED BY AMERICAN DEPOSITARY SHARES

(Title and Class of Securities)

Not Applicable*

(CUSIP Number of Class of Securities)

Dr. Max Link

Chairman of the Board of Directors

and Chief Executive Officer

Centerpulse Ltd.

Andreasstrasse 15

CH-8050, Zurich

Switzerland

+41-1-306-9696

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Ellen J. Odoner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

*	There is no Cusip Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol “CEP”. CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is Centerpulse Ltd., a corporation organized under the laws of Switzerland (“Centerpulse” or the “Company”). The address of the principal executive offices of the Company is Andreasstrasse 15 CH-8050, Zurich, Switzerland. The telephone number of the Company at its principal executive offices is 41-1-306-9696. Under its articles of incorporation, Centerpulse has three legal names, each of which identifies the same legal entity: Centerpulse AG, Centerpulse Ltd. and Centerpulse SA.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this “Statement”) relates is the registered shares, par value CHF 30 per share, of Centerpulse (the “Centerpulse Shares”), including the Centerpulse Shares represented by the American Depositary Shares of Centerpulse (the “Centerpulse ADSs”). As of April 22, 2003, there were 11,909,313 Centerpulse Shares outstanding, including the Centerpulse Shares represented by the Centerpulse ADSs.

Item 2.    Identity and Background of Filing Person.

The name, business address and business telephone number of Centerpulse, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales (“Smith & Nephew Group”), to exchange (the “Exchange Offer”), for each outstanding Centerpulse Share, 25.15 ordinary shares of Smith & Nephew Group and CHF 73.42 in cash. As each Centerpulse ADS represents 1/10th of a Centerpulse Share, holders of Centerpulse ADSs, with respect to which the underlying Centerpulse Shares are tendered in the Exchange Offer, will receive 0.2515 of an American Depositary Share of Smith & Nephew Group (a “Smith & Nephew Group ADS”) and the US dollar equivalent of CHF 7.342 in cash, in exchange for each Centerpulse ADS. The Exchange Offer is subject to the terms and conditions set forth in the Preliminary Prospectus relating to the Exchange Offer, dated April 25, 2003 (the “Preliminary Prospectus”), forming a part of the Registration Statement on Form F-4 (the “Form F-4”) of Smith & Nephew Group, Smith & Nephew plc, a corporation organized under the laws of England and Wales (“Smith & Nephew”), and Smith & Nephew Common Access Trust, a trust formed under the laws of England and Wales (“Smith & Nephew Trust”), filed with the Securities and Exchange Commission by Smith & Nephew Group, Smith & Nephew and Smith & Nephew Trust on April 25, 2003. A copy of the Preliminary Prospectus has been incorporated by reference in this Statement and listed as Exhibit (a)(1) hereto.

The Exchange Offer includes a mix and match election that allows holders of Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, to elect to receive either more Smith & Nephew Group Shares (or Smith & Nephew Group ADSs, as applicable) or more cash than they would receive under the standard entitlement. For a description of the mix and match election, please refer to the information included under the caption “THE EXCHANGE OFFER—Mix and Match Election” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

The Exchange Offer is being made pursuant to the combination agreement, dated as of March 20, 2003 (the “Combination Agreement”), among Smith & Nephew, Smith & Nephew Group and Centerpulse. A copy of the Combination Agreement is annexed to the Preliminary Prospectus as Annex A and incorporated by reference in this Statement. For a description of the Combination Agreement, please refer to the information included under the caption “SUMMARY OF THE COMBINATION AGREEMENT” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

As set forth in the Preliminary Prospectus, the principal executive offices of Smith & Nephew Group are located at 122 rte du Moulin de la Ratte, 1236 Cartigny, Geneva, Switzerland. The telephone number of Smith & Nephew Group at its principal executive offices is 41-22-850-0545.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

For a description of certain interests of members of Centerpulse’s board of directors (the “Board”) and senior management in the Exchange Offer, as well as certain potential conflicts of interest, please refer to the information included under the caption “THE TRANSACTION—Interests of Members of the Centerpulse Board of Directors and Senior Management; Potential Conflicts of Interest” in the Preliminary Prospectus, which information is incorporated by reference in this Statement. For a description of certain interests of InCentive Capital AG, a corporation organized under the laws of Switzerland (“InCentive”) and which may be deemed to be an affiliate of Centerpulse, please refer to the information included under the caption “THE INCENTIVE EXCHANGE OFFER” in the Preliminary Prospectus, which information is incorporated by reference in this Statement. Except for the information included under such captions incorporated herein by reference, there are no agreements, arrangements or understandings or actual or potential conflicts of interest between Centerpulse or, to its knowledge, its affiliates and (1) Centerpulse, its executive officers, directors or affiliates or (2) Smith & Nephew, its executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation.

(a)  Recommendation of the Board.    At a meeting on March 19, 2003, the Board determined that the Combination Agreement, and the transactions contemplated thereby, including the Exchange Offer, were fair to, and in the best interests of, Centerpulse shareholders and unanimously approved a resolution recommending that Centerpulse shareholders accept the Exchange Offer.

On April 14, 2003, by circular resolution (written consent), after receiving the opinion of KPMG Fides Peat referred to below, the Board adopted the board report formally recommending that Centerpulse shareholders accept the Exchange Offer.

(b)(i)  Background of the Exchange Offer; Contacts among Smith & Nephew, Smith & Nephew Group and Centerpulse.    For a description of the background of the Exchange Offer and contacts with Smith & Nephew and Smith & Nephew Group, please refer to the information included under the caption “THE TRANSACTION—Background of the Exchange Offer; Contacts Among Centerpulse, S&N and S&N Group” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

(ii)  Reasons for the Recommendation of the Board.    For a description of the reasons for the recommendation of the Board, please refer to the information included under the caption “THE TRANSACTION—Centerpulse’s Reasons for the Transaction” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

(iii)  Opinions of Lehman Brothers, UBS Warburg and KPMG.    For a description of the opinions rendered by Lehman Brothers Inc., UBS Warburg LLC and KPMG Fides Peat, please refer to the information included under the caption “THE TRANSACTION—Opinions of Lehman Brothers, UBS Warburg and KPMG” in the Preliminary Prospectus, which information is incorporated by reference in this Statement. Copies of these opinions are annexed to the Preliminary Prospectus as Annexes B-1, B-2 and B-3, respectively, and incorporated by reference in this Statement.

(c)  Intent to Tender.    Except as described in the Preliminary Prospectus under the caption “THE INCENTIVE EXCHANGE OFFER”, which information is incorporated by reference in this Statement, to the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns Centerpulse Shares or Centerpulse ADSs, as the case may be, intends to tender in the Exchange Offer all Centerpulse Shares or Centerpulse ADSs, as the case may be, that such person owns of record or beneficially, other than Centerpulse Shares or Centerpulse ADSs, as the case may be, if any, that any such persons may have the right to purchase by exercising stock options. For a description of the treatment of stock options, please refer to the information included under the caption “THE TRANSACTION—Interests of Members of the Centerpulse Board of Directors and Senior Management; Potential Conflicts of Interest” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

For a description of persons retained, employed or to be compensated to make solicitations or recommendations in connection with the Exchange Offer, please refer to the information under the captions “THE TRANSACTION—Opinions of Lehman Brothers, UBS Warburg and KPMG” and “THE EXCHANGE

OFFER—Dealer Manager and Financial Advisor and Related Fees and Expenses” and “—Other Fees and Expenses” in the Preliminary Prospectus, which information is incorporated by reference in this Statement.

Except as described under the captions referred to above, neither Centerpulse nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of the Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, on its behalf with respect to the Exchange Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Centerpulse, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

According to Amendment No. 2 to its Statement on Schedule 13D with respect to the Centerpulse Shares, on April 15 and 16, 2003, InCentive acquired 540,000 and 143,000 Centerpulse Shares, respectively, pursuant to the exercise of certain call options.

Except as set forth herein, no transactions in the Centerpulse Shares or the Centerpulse ADSs have been effected during the past 60 days by Centerpulse or any subsidiary of Centerpulse or, to Centerpulse’s knowledge, by any executive officer, director or affiliate of Centerpulse.

Item 7.    Purposes of the Transaction and Plans or Proposals.

(a)  Except as described in the Preliminary Prospectus under the captions “THE TRANSACTION”, “THE EXCHANGE OFFER”, “SUMMARY OF THE COMBINATION AGREEMENT” and “THE INCENTIVE EXCHANGE OFFER”, which information is incorporated by reference in this Statement, Centerpulse is not undertaking or engaged in any negotiations in response to the Exchange Offer that relate to: (1) a tender offer or other acquisition of Centerpulse’s securities by Centerpulse, any subsidiary of Centerpulse or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Centerpulse or any subsidiary of Centerpulse; (3) any purchase, sale or transfer of a material amount of assets of Centerpulse or any subsidiary of Centerpulse or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Centerpulse.

(b)  Except as described in the Preliminary Prospectus under the captions “THE TRANSACTION”, “THE EXCHANGE OFFER”, “SUMMARY OF THE COMBINATION AGREEMENT” and “THE INCENTIVE EXCHANGE OFFER”, which information is incorporated by reference in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Exchange Offer that relate to one or more of the matters referred to in Item 7(a) above.

Item 8.    Additional Information.

Reference is hereby made to the Preliminary Prospectus, a copy of which has been incorporated by reference in this Statement and listed as Exhibit (a)(1) hereto.

Item 9.    Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

(a)(1)	Preliminary Prospectus (incorporated herein by reference to the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(2)	Form of Declaration of Acceptance and Assignment (incorporated herein by reference to Exhibit 99.1 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.3 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(5)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.4 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(6)

Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated herein by reference to Exhibit 99.5 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(7)	Tax Guidelines (incorporated herein by reference to Exhibit 99.6 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(8)	Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated April 25, 2003.*

(a)(9)

Opinion of Lehman Brothers Inc., dated as of March 20, 2003 (incorporated herein by reference to Annex B-1 of the Preliminary Prospectus forming a part of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(10)

Opinion of UBS Warburg LLC, dated as of March 19, 2003 (incorporated herein by reference to Annex B-2 of the Preliminary Prospectus forming a part of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(a)(11)

Opinion of KPMG Fides Peat, dated as of April 10, 2003 (incorporated herein by reference to Annex B-3 of the Preliminary Prospectus forming a part of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(e)(1)

Combination Agreement, dated as of March 20, 2003, among Smith & Nephew, Smith & Nephew Group and Centerpulse (incorporated herein by reference to Annex A of the Preliminary Prospectus forming a part of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(e)(2)

Transaction Agreement, dated as of March 20, 2003, among Smith & Nephew, Smith & Nephew Group and InCentive (incorporated herein by reference to Exhibit 2.2 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(e)(3)

Tender Agreement, dated as of March 20, 2003, among Smith & Nephew, Smith & Nephew Group and certain shareholders of InCentive listed therein (incorporated herein by reference to Exhibit 10.2 of the Form F-4 filed with the Securities and Exchange Commission on April 25, 2003).

(e)(4)	Employment Agreement of Dr. Max Link, dated August 21, 2002, including an addendum, dated September 12, 2002.*

(e)(5)	Form of Change of Control Agreement for US members of Centerpulse senior management.*

(e)(6)	Form of Change of Control Agreement for non-US members of Centerpulse senior management.*

(e)(7)

Centerpulse’s Amended and Restated 1997 Management Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 of Centerpulse’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2003).

(e)(8)

Centerpulse’s Amended and Restated 2001 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.2 of Centerpulse’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2003).

(e)(9)

Centerpulse’s Amended and Restated 2001 Long-Term Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.3 of Centerpulse’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2003).

(e)(10)

Sulzer Medica’s 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4 of Centerpulse’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2001).

(e)(11)

Sulzer Medica’s 2002 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of Centerpulse’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2002 (Registration Number 333-85388)).

(e)(12)

Centerpulse’s 2003 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of Centerpulse’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 20, 2003 (Registration Number 333-103946)).

(e)(13)

Centerpulse’s 2003 Stock Option Plan (incorporated by reference to Exhibit 4.3 of Centerpulse’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 20, 2003 (Registration Number 333-103945)).

(e)(14)

Centerpulse’s 2003 Long-Term Stock Option Plan (incorporated by reference to Exhibit 4.3 of Centerpulse’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 20, 2003 (Registration Number 333-103944)).

(g)	None.

*  Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTERPULSE LTD.

By:	/S/ MAX LINK
Max Link Chairman and Chief Executive Officer

By:	/S/ URS KAMBER
Urs Kamber Chief Financial Officer

Dated: April 25, 2003